NEWS
Starfield Reports Results for Third Quarter ended
November 30, 2008

Toronto, Ontario - January 9, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced its financial results for the third quarter ended November 30, 2008 have been filed on SEDAR.

For the three and nine month periods ended November 30, 2008, Starfield incurred costs for exploration and related equipment totaling $8.3 million and $26.8 million, respectively. The expenditures were directed toward the continued advancement of the Company’s Ferguson Lake project in Nunavut, including its grassroots diamond exploration program. Administrative expenditures amounted to $0.8 million and $2.0 million for the three and nine months ended November 30, 2008, respectively.

During the nine month period ended November 30, 2008, Starfield raised $20.0 million through a private placement, and at November 30, 2008, the Company had approximately $7.2 million of cash on hand.

The quarterly financial statements, management’s discussion and analysis and additional information are available on the Company’s website and on SEDAR.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.  The Company has also embarked on a diamond exploration program on its property and recently discovered a diamond.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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